FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of February, 2012
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation
Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the
Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”,
“positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

·  the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);

·  the impact on the business of the global economic downturn;

·  unanticipated production disruptions (including as a result of planned or unexpected power outages);

·  changes in environmental, tax and other laws and regulations;

·  adverse changes in the markets for the Group's products;

·  consequences of the Group's leverage, including as a result of adverse changes in credit markets that affect the Group's ability to raise capital when needed;

·  adverse changes in the political situation and economy in the countries in which the Group operates or the effect of governmental efforts to address present or future economic or social problems;

·  the impact of restructurings, cost-reduction programmes, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or  with integrating acquisitions and achieving expected savings and synergies; and

· currency fluctuations.

These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange
Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-
looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

1st
Quarter results for
the period ending
December 2011

Sappi works closely with customers,
both direct and indirect, in over
100 countries to provide them with
relevant and sustainable paper,
paper-pulp and chemical cellulose
products and related services and
innovations.

Our market-leading range of paper
products includes: coated fine
papers used by printers, publishers
and corporate end-users in the
production of books, brochures,
magazines, catalogues, direct mail
and many other print applications;
casting release papers used by
suppliers to the fashion, textiles,
automobile and household industries;
and in our Southern African region,
newsprint, uncoated graphic and
business papers, premium-quality
packaging papers, paper-grade pulp
and chemical cellulose.

Our chemical cellulose products are
used worldwide by converters to
create viscose fibre, acetate tow,
pharmaceutical products as well as
a wide range of consumer products.

The pulp needed for our products
is either produced within Sappi or
bought from accredited suppliers.
Across the group, Sappi is close to
‘pulp neutral’, meaning that we sell
almost as much pulp as we buy.
1st quarter results
53%
Sales by source*
North America
Europe 53%
Southern Africa
25%
25%
22%
22%
15%
7%
6%
7%
Sales by product group*
Specialities
Commodity paper
Coated fine paper
Uncoated fine paper
7%
Pulp 15%
Other 1%
1%
6%
7%
64%
64%
37%
Net operating assets**
Southern Africa
Fine paper
37%
63%
63%
12%
47%
Sales by destination*
Asia and other
North America
Europe 47%
Southern Africa
15%
12%
26%
26%
15%
*for the period ended December 2011
**as at December 2011

sappi 1st quarter results
Financial summary for the quarter
Quarter ended
Dec 2011
Dec 2010*
Sept 2011
Key figures: (US$ million)
Sales
1,585
1,873                     1,787
Operating profit (loss)
107
121                        (88)
Special items – (gains) losses
(1)
(7)
16                        168
Operating profit excluding special items
(2)
100
137                          80
EBITDA excluding special items
(3)
194
246                        183
Basic earnings (loss) per share (US cents)
9
7                        (24)
Net debt
(4)
2,175
2,432                     2,100
Key ratios: (%)
Operating profit (loss) to sales
6.8
6.5                       (4.9)
Operating profit excluding special items to sales
6.3
7.3                          4.5
Operating profit excluding special items to
capital employed (ROCE)
11.0
12.8                          8.1
EBITDA excluding special items to sales
12.2
13.1                        10.2
Return on average equity (ROE)
(5)
12.0
7.6                      (30.2)
Net debt to total capitalisation
(5)
58.9
54.7                        58.7
Net asset value per share (US cents)
291
388                         284
(1)  Refer to page 15 for details on special items.
(2)  Refer to page 15, note 8 to the group results for the reconciliation of operating profit excluding special items to segment operating profit.
(3)  Refer to page 15, note 8 to the group results for the reconciliation of EBITDA excluding special items and operating profit excluding special items to profit before taxation.
(4)  Refer to page 17, supplemental information for the reconciliation of net debt to interest-bearing borrowings.
(5)  Refer to page 16, supplemental information for the definition of the term.
*The quarter ended December 2010 included 14 weeks whereas the quarters ended September 2011 and December 2011 included
13 weeks.
The table above has not been audited or reviewed.
·
Profit for the period US$45 million; Q1 2011 US$37 million
·
EPS 9 US cents; Q1 2011 7 US cents
·
Operating profit excluding special items US$100 million;
Q1 2011 US$137 million
·
European business performance benefits from restructuring and cost reduction actions
·
Southern African chemical cellulose business performed strongly
·
Net debt US$2,175 million, up US$75 million on seasonal working capital increase

Commentary on the quarter
Following a year in which various actions and strategies were initiated, primarily involving extensive restructuring charges and asset impairments, the group achieved a profit for the period of
US$45 million (Q1 2011 US$37 million) and EPS of 9 US cents (Q1 2011 7 US cents) in the first quarter of the 2012 financial year.
NOTE: The comparative first quarter of the 2011 financial year consisted of 14 weeks, compared to the 13 weeks of both the first quarter of the 2012 financial year and the fourth quarter of the 2011 financial year. This results in increased levels of sales and profits in Q1 2011 against which Q1 2012 and Q4 2011 are compared.
Market conditions remained uncertain as a result of the continued negative sentiment in financial markets. Nevertheless, utilisation levels for our coated paper mills remained at high levels in North
America and reasonable levels in Europe.
Pulp prices continued to decline during the quarter but stabilised towards the end of the quarter.
The European business benefited from lower input prices (particularly pulp) and the implementation of its US$100 million per annum cost reduction actions resulting in a significant improvement in operating profit for the region compared to the quarter ended September 2011.
The reduction in pulp prices had an unfavourable impact on our North American business, which is a net seller of pulp. In addition, pulp production interruptions at Somerset Mill and weaker markets for casting release paper in China had an unfavourable impact on operating profit compared to the equivalent quarter last year, despite a performance of the North American coated paper business that was in line with expectations.
The Southern African chemical cellulose business performed strongly. The weaker Rand/US Dollar exchange rate substantially compensated for lower US Dollar sales prices. The progress made by the paper business’ restructuring is expected to lead to improved profitability in the second half of the financial year.
Group operating profit (excluding special items) has improved for two consecutive quarters coming in at US$100 million but was below the US$137 million in the equivalent quarter last year, partly as a result of the additional week in the comparative period.
There were no major special items for the quarter, which is in line with our aim to minimise once-off charges or special items during the year ahead other than possible adjustments in plantation fair value. The special item gain of US$7 million included a plantation fair value adjustment of
US$3 million and profit on the sale of assets of US$5 million.
Operating profit was therefore US$107 million compared to US$121 million in the equivalent quarter last year.
Finance costs of US$54 million were significantly lower than the equivalent quarter last year
(US$71 million) following the refinancing we concluded in the 2011 financial year and the use of cash to repay higher cost debt.

sappi 1st quarter results
Cash flow and debt
Net cash utilised for the quarter was US$111 million, an improvement compared to net cash utilised of US$196 million in the equivalent quarter last year. This cash outflow for the quarter was mainly a result of a seasonal increase in working capital. Working capital typically increases at the end of the first financial quarter as a result of the seasonal slowdown in deliveries in the second half of December. Capital expenditure in the quarter increased to US$76 million compared to
US$45 million a year ago, reflecting the commencement of the investments in the announced chemical cellulose expansion projects. We aim to constrain capital expenditure including these transforming projects, to below US$450 million for the year, which is slightly above the expected depreciation charge for the year.
Net debt increased to US$2,175 million from US$2,100 million in the quarter ended September
2011 as a result of seasonal cash utilisation partly offset by currency movements. Net debt is down from US$2,432 million in December 2010.
Cash on hand was US$401 million at quarter end after debt repayments of approximately
US$140 million during the quarter.
Operating Review – Quarter ended December 2011 compared with quarter ended December 2010
NOTE: In order to provide greater context to the performance of our regional businesses, the tables below summarise the regional results in local currency. Note 8 discloses the results in US Dollars. In addition, we report 5 consecutive quarters.
Sappi Fine Paper
Quarter              Quarter          Quarter           Quarter              Quarter
ended                ended            ended             ended                ended
Dec 2011         Sept 2011
Jun 2011
Mar 2011
Dec 2010
US$ million      US$ million   US$ million    US$ million     US$ million*
Sales
1,198
1,337                1,350               1,389               1,409
Operating profit excluding
special items
39
39                     30                     71                     57
Operating profit excluding
special items to sales (%)
3.3
2.9                    2.2                    5.1                    4.0
EBITDA excluding special
items
110
115 107 144 137
EBITDA excluding special
items to sales (%)
9.2
8.6                   7.9                  10.4                     9.7
RONOA pa (%)
5.6
5.3                   3.9                    9.1                     7.3
*The quarter ended December 2010 included 14 weeks whereas all other quarters included 13 weeks
The coated paper businesses performed in line with expectations in North America and the improve-
ment in Europe reflected the cost reduction and restructuring actions we implemented last year.
The performance of the North American segment was unfavourably impacted by lower pulp output, declining pulp prices and weaker demand for casting release products particularly in the
Chinese markets.

Europe
Quarter            Quarter            Quarter            Quarter             Quarter
ended              ended              ended              ended               ended
Dec 2011       Sept 2011
Jun 2011
Mar 2011
Dec 2010
€ million
€ million
€ million
€ million
€ million*
Sales
628
666                   679                   738                   760
Operating profit (loss)
excluding special items
22
3                     (2)                     23                     25
Operating profit (loss)
excluding special items
to sales (%)
3.5
0.5                   (0.3)                   3.1                    3.3
EBITDA excluding special
items
60
44                      38                     63                     70
EBITDA excluding special
items to sales (%)
9.6
6.6                     5.6                    8.5                    9.2
RONOA pa (%)
6.1
0.8                   (0.3)                   5.8                     6.2
*The quarter ended December 2010 included 14 weeks whereas all other quarters included 13 weeks
The benefits of the restructuring and cost reduction actions undertaken in our European business exceeded the target of US$25 million per quarter (US$100 million per annum) for the quarter.
The transition of coated products from Biberist Mill to our other mills was successfully concluded.
In addition, the initiatives to reduce variable and fixed costs progressed well.
As a result of our capacity reduction, operating rates remained reasonable despite the uncertain market conditions.
In addition to the benefits of our cost reduction actions, prices for major input costs were lower.
Prices realised for coated woodfree paper were 4% lower than the equivalent quarter last year and for coated mechanical, were 5% higher. The specialities business, which supplies the growing renewable packaging market, performed well.
During the quarter, the agreement that Sappi sell the output of Äänekoski Mill was terminated on the closure of the mill by the owner, resulting in an improvement in the coated woodfree paper supply/demand balance in Europe. The transition of part of the production to our mills is progressing well.

sappi 1st quarter results
North America
Quarter            Quarter           Quarter             Quarter             Quarter
ended             ended              ended              ended               ended
Dec 2011       Sept 2011
Jun 2011
Mar 2011
Dec 2010
US$ million    US$ million    US$ million     US$ million     US$ million*
Sales
352
395 371 372 382
Operating profit excluding
special items
10
34                    32                     40                      23
Operating profit excluding
special items to sales (%)
2.8
8.6 8.6 10.8 6.0
EBITDA excluding special
items
29
53                    50                     58                     42
EBITDA excluding special
items to sales (%)
8.2
13.4                 13.5                  15.6                   11.0
RONOA pa (%)
4.4
14.9                 13.7                  17.0
9.9
*The quarter ended December 2010 included 14 weeks whereas all other quarters included 13 weeks
The performance of our North American coated paper business was in line with expectations.
Sales volumes were at the same level as a year earlier on a per week basis. Average prices realised for coated paper were 3% higher than the equivalent quarter last year.
The pulp business was impacted by lower pulp sales prices and unplanned pulp production interruptions at Somerset Mill in addition to the planned annual maintenance shut of the pulp mill during the quarter. The pulp business’ operating profit was US$6 million below the equivalent quarter last year.
The casting release business underperformed mainly as a result of lower demand in China during the quarter.

Sappi Southern Africa
Quarter            Quarter            Quarter            Quarter             Quarter
ended             ended              ended              ended               ended
Dec 2011       Sept 2011
Jun 2011
Mar 2011
Dec 2010
ZAR million     ZAR million    ZAR million     ZAR million     ZAR million*
Sales
3,131
3,217               3,068               3,023                 3,223
Operating profit excluding
special items
494
296 172 368 549
Operating profit excluding
special items to sales (%)
15.8
9.2 5.6 12.2 17.0
EBITDA excluding special
items
680
482                   355                 563                    750
EBITDA excluding special
items to sales (%)
21.7
15.0 11.6 18.6 23.3
RONOA pa (%)
15.1
8.9 4.9 10.5 16.1
*The quarter ended December 2010 included 14 weeks whereas all other quarters included 13 weeks
The chemical cellulose business continued to perform strongly during the quarter, generating almost all of the operating profit excluding special items of the region for the quarter. Our prices, which are generally linked to NBSK prices, declined in US Dollar terms in line with the decline in
NBSK prices. This reduction was offset by a weakening of the Rand/US Dollar exchange rate, resulting in an increase in average prices realised in Rand terms compared to a year earlier and the quarter ended September 2011.
The Southern African paper business is proceeding with the restructuring announced last year.
The restructuring includes streamlining sales and marketing and the other central functions and services. We have progressed the consultation with our employees about the intended closures of the pulp mill at Enstra Mill, the kraft pulp mill at Tugela Mill, a 10,000-ton kraft paper machine at Tugela Mill and further improving operating efficiency at each Southern African mill. The benefits of the restructuring are expected to be realised from the second half of the financial year. The restructuring and impairment charges related to these actions were accounted for in the quarter ended September 2011.

sappi 1st quarter results
Directorate
Mr J E Healey (Jim) retired from the board at the end of December 2011 having reached the company’s mandatory retirement age.
Outlook
Although market conditions remain uncertain, we are experiencing reasonable demand in our major markets. Our focus is on delivering the benefits of the restructuring and cost reduction actions announced and implemented in 2011 - in line with the group’s stated strategy.
The European business has made good progress with its US$100 million per annum cost reduction plans and has further benefited from the reduction of prices for some raw materials, including pulp. At current demand levels we expect to see further improvement in the performance of this business as the year progresses.
We expect that the North American business’ overall performance will improve as a result of increased pulp production, as well as an improvement in Chinese demand for casting release paper. There are signs that pulp prices may have reached a turning point and we could see an increasing trend over the next few months. The North American coated paper business is expected to continue performing well.
The restructuring of the Southern African business is proceeding as planned and we expect the benefits to be realised from the second half of the financial year.
Demand for our chemical cellulose remains relatively strong. The performance of our Southern
African chemical cellulose business is sensitive to the Rand price for our sales, based on the US
Dollar chemical cellulose price and the Rand/Dollar exchange rates. To date the exchange rate movement has largely offset the drop in prices, resulting in relatively stable Rand-denominated chemical cellulose prices realised and good margins for our business. The chemical cellulose expansion projects announced last year are on track.
We are committed to managing our debt levels with a view to reducing net debt below US$2 billion as soon as the current transforming capital expenditure has been completed and thereafter to reducing gearing (eg Net Debt to EBITDA) to a substantially lower level. We expect net cash generation to turn positive for the full year after the increased capital expenditure and for debt levels, given constant exchange rates, to reduce by the year end.
Provided there is no deterioration in market conditions, we expect the second quarter operating profit excluding special items to improve compared to the first quarter.
On behalf of the board
R J Boëttger M R Thompson
Director Director 08 February 2012
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.
The words ‘believe’, ‘anticipate’, ‘expect’, ‘intend’, ‘estimate’, ‘plan’, ‘assume’, ‘positioned’,
‘will’, ‘may’, ‘should’, ‘risk’ and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:
•
the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);
• the impact on our business of the global economic downturn;
•       unanticipated production disruptions (including as a result of planned or unexpected power outages);
• changes in environmental, tax and other laws and regulations;
• adverse changes in the markets for our products;
•
consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;
•
adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;
•       the impact of restructurings, cost-reduction programmes, investments, acquisitions, dispositions (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions and achieving expected savings and synergies; and
•       currency fluctuations.
We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
Forward-looking statements

sappi 1st quarter results
Condensed group income statement
Quarter
Quarter
ended
ended
Dec 2011
Dec 2010
Note
US$ million
US$ million
Sales
1,585
1,873
Cost of sales
1,377
1,637
Gross profit
208
236
Selling, general and administrative expenses
105
112
Other operating (income) expenses
(4)
5
Share of profit from associates and joint ventures
–
(2)
Operating profit                                                                                                  2
107
121
Net finance costs
54
71
Net interest
56
78
Net foreign exchange gains
(1)
(4)
Net fair value gains on financial instruments
(1)
(3)
Profit before taxation
53
50
Taxation
8
13
Current
(1)
2
Deferred
9
11
Profit for the period
45
37
Basic earnings per share (US cents)
9
7
Weighted average number of shares in issue (millions)
520.5
519.5
Diluted basic earnings per share (US cents)
9
7
Weighted average number of shares on fully diluted basis (millions)
524.5
524.5
Condensed group statement of comprehensive income
Quarter                Quarter
ended                 ended
Dec 2011           Dec 2010
US$ million       US$ million
Profit for the period
45
37
Other comprehensive (loss) income, net of tax
(11)
78
Exchange differences on translation of foreign operations
2
82
Movements in hedging reserves
(14)
(3)
Deferred tax effect of above items
1
(1)
Total comprehensive income for the period
34
115

Condensed group balance sheet
Reviewed
Dec 2011          Sept 2011
US$ million        US$ million
ASSETS
Non-current assets
4,026
4,085
Property, plant and equipment
3,171
3,235
Plantations
586
580
Deferred taxation
43
45
Other non-current assets
226
225
Current assets
1,943
2,223
Inventories
771
750
Trade and other receivables
771
834
Cash and cash equivalents
401
639
Total assets
5,969
6,308
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,516
1,478
Non-current liabilities
3,134
3,178
Interest-bearing borrowings
2,245
2,289
Deferred taxation
342
336
Other non-current liabilities
547
553
Current liabilities
1,319
1,652
Interest-bearing borrowings
326
449
Bank overdraft
5
1
Other current liabilities
974
1,182
Taxation payable
14
20
Total equity and liabilities
5,969
6,308
Number of shares in issue at balance sheet date (millions)
520.9
520.5

sappi 1st quarter results
Quarter               Quarter
ended                 ended
Dec 2011          Dec 2010
US$ million       US$ million
Profit for the period
45
37
Adjustment for:
Depreciation, fellings and amortisation
113
131
Taxation
8
13
Net finance costs
54
71
Defined post-employment benefits
(11)
(14)
Plantation fair value adjustments
(24)
(10)
Restructuring provisions
–
3
Black Economic Empowerment charge
1
1
Other non-cash items
9
13
Cash generated from operations
195
245
Movement in working capital
(166)
(335)
Net finance costs paid
(64)
(63)
Taxation paid
(5)
(2)
Cash utilised in operating activities
(40)
(155)
Cash utilised in investing activities
(71)
(41)
Net cash utilised
(111)
(196)
Cash effects of financing activities
(117)
(15)
Net movement in cash and cash equivalents
(228)
(211)
Condensed group statement of changes in equity
Quarter               Quarter
ended                 ended
Dec 2011           Dec 2010
US$ million        US$ million
Balance – beginning of period
1,478
1,896
Total comprehensive income for period
34
115
Transfers from the share purchase trust
2
2
Transfers of vested share options
(2)
–
Share-based payment reserve
4
3
Balance – end of period
1,516
2,016
Condensed group statement of cash flows

Notes to the condensed group results
1.     Basis of preparation
The condensed consolidated interim financial results for the three months ended December
2011 have been prepared in compliance with the Listings Requirements of the JSE Limited and in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting
Standards Board, AC 500 standards issued by the Accounting Practices Board, the requirements of the Companies Act of South Africa and the information required by IAS 34 Interim Financial Reporting.
The accounting policies applied in the preparation of these interim financial results are consistent with those applied for the year ended September 2011.
The quarter ended December 2011 consisted of 13 weeks compared to the fiscal quarter ended
December 2010 which consisted of 14 weeks.
The preparation of this condensed consolidated financial information was supervised by the Chief
Financial Officer, M R Thompson, CA(SA).
These results are unaudited.
Quarter               Quarter
ended                 ended
Dec 2011           Dec 2010
US$ million        US$ million
2.     Operating profit
Included in operating profit are the following non-cash items:
Depreciation and amortisation
94
109
Fair value adjustment on plantations (included in cost of sales)
Changes in volume
Fellings
19
22
Growth
(21)
(21)
(2)
1
Plantation price fair value adjustment
(3)
11
(5)
12
Included in other operating (income) expenses are the following:
Profit on disposal of property, plant and equipment
(5)
–
Restructuring provisions
–
3
Black Economic Empowerment charge
1
1
3.     Headline earnings per share
Headline earnings per share (US cents)
8
7
Weighted average number of shares in issue (millions)
520.5
519.5
Diluted headline earnings per share (US cents)
8
7
Weighted average number of shares on fully diluted basis (millions)
524.5
524.5
Calculation of headline earnings
Profit for the period
45
37
Profit on disposal of property, plant and equipment
(5)
–
Tax effect of above items
–
–
Headline earnings
40
37
4.     Capital expenditure
Property, plant and equipment
76
45

sappi 1st quarter results
Reviewed
Dec 2011           Sept 2011
US$ million        US$ million
5.     Capital commitments
Contracted
193
61
Approved but not contracted
538
416
731
477
The increase is primarily due to the announced conversion of the Cloquet Mill in North  America to produce chemical cellulose.
6.     Contingent liabilities
Guarantees and suretyships
32
33
Other contingent liabilities
8
15
40
48
7.     Material balance sheet movements
Cash and cash equivalents, interest-bearing borrowings and other current liabilites
The group repaid US$142 million of debt from cash resources including the ZAR 10.64% fixed rate public bonds in Southern Africa of US$124 million (ZAR1,000 million).
In addition, other current liabilities were reduced by payments of restructuring and other accruals.
8.     Segment information
Quarter               Quarter
ended                ended
Dec 2011          Dec 2010
Metric tons        Metric tons
(000’s)               (000’s)
Sales volume
Fine Paper –
North America
339
364
Europe
849
1,012
Total
1,188
1,376
Southern Africa – Pulp and paper
400
452
Forestry
241
194
Total
1,829
2,022
US$
million
US$ million
Sales
Fine Paper –
North America
352
382
Europe
846
1,027
Total
1,198
1,409
Southern Africa - Pulp and paper
368
447
Forestry
19
17
Total
1 ,585
1,873

Quarter               Quarter
ended                 ended
Dec 2011           Dec 2010
US$
million
US$ million
Operating profit excluding special items
Fine Paper –
North America
10
23
Europe
29
34
Total
39
57
Southern Africa
61
79
Unallocated and eliminations
(1)
–
1
Total
100
137
Special items – (gains) losses
Fine Paper –
North America
–
–
Europe
(5)
–
Total
(5)
–
Southern Africa
(2)
13
Unallocated and eliminations
(1)
–
3
Total
(7)
16
Segment operating profit (loss)
Fine Paper –
North America
10
23
Europe
34
34
Total
44
57
Southern Africa
63
66
Unallocated and eliminations
(1)
–
(2)
Total
107
121
EBITDA excluding special items
Fine Paper –
North America
29
42
Europe
81
95
Total
110
137
Southern Africa
84
108
Unallocated and eliminations
(1)
–
1
Total
194
246
Segment assets
Fine Paper – North America
901
924
Europe
1,908
2,255
Total
2,809
3,179
Southern Africa
1,663
2,121
Unallocated and eliminations
(1)
65
65
Total
4,537
5,365
(1) Includes the group’s treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

sappi 1st quarter results
Reconciliation of operating profit excluding special items to segment operating profit
Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-
cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.
Quarter               Quarter
ended                 ended
Dec 2011           Dec 2010
US$ million
US$ million
Operating profit excluding special items
100
137
Special Items
7
(16)
Plantation price fair value adjustment
3
(11)
Restructuring provisions
–
(3)
Profit on disposal of property, plant and equipment
5
–
Black Economic Empowerment charge
(1)
(1)
Fire, flood, storm and related events
–
(1)
Segment operating profit
107
121
Reconciliation of EBITDA excluding special items and operating profit excluding special items to profit before taxation
EBITDA excluding special items
194
246
Depreciation and amortisation
(94)
(109)
Operating profit excluding special items
100
137
Special items – gains (losses)
7
(16)
Net finance costs
(54)
(71)
Profit before taxation
53
50
Reconciliation of segment assets to total assets
Segment assets
4,537
5,365
Deferred taxation
43
52
Cash and cash equivalents
401
591
Other current liabilities
974
1,030
Taxation payable
14
39
Total assets
5,969
7,077

General definitions
Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two
Black Economic Empowerment – as envisaged in the Black Economic Empowerment (BEE) legislation in South Africa
Black Economic Empowerment charge – represents the IFRS 2 non-cash charge associated with the
BEE transaction implemented in fiscal 2010
Fellings – the amount charged against the income statement representing the standing value of the plantations harvested
NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, produced from coniferous trees (ie spruce, pine) in Scandinavia, Canada and northern USA. The price of NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes
SG&A – selling, general and administrative expenses
Non-GAAP measures
The group believes that it is useful to report certain non-GAAP measures for the following reasons:
–    these measures are used by the group for internal performance analysis;
–    the presentation by the group’s reported business segments of these measures facilitates comparability with other companies in our industry, although the group’s measures may not be comparable with similarly titled profit measurements reported by other companies; and
–    it is useful in connection with discussion with the investment analyst community and debt rating agencies
These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS
Capital employed – shareholders’ equity plus net debt
EBITDA excluding special items – earnings before interest (net finance costs), taxation, depreciation, amortisation and special items
Headline earnings – as defined in Circular 3/2009 issued by The South African Institute of Chartered
Accountants, separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a Listings Requirement of the JSE Limited to disclose headline earnings per share
Net assets – total assets less total liabilities
Net asset value per share – net assets divided by the number of shares in issue at balance sheet date
Net debt – current and non-current interest-bearing borrowings, and bank overdraft (net of cash, cash equivalents and short-term deposits)
Net debt to total capitalisation – net debt divided by capital employed
Net operating assets – total assets (excluding deferred taxation and cash) less current liabilities
(excluding interest-bearing borrowings and overdraft). Net operating assets equate to segment assets
ROCE – return on average capital employed. Operating profit excluding special items divided by average capital employed
ROE – return on average equity. Profit for the period divided by average shareholders’ equity
RONOA – return on average net operating assets. Operating profit excluding special items divided by average segment assets
Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash
The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.
Supplemental information (this information has not been audited or reviewed)

sappi 1st quarter results
Supplemental information (this information has not been audited or reviewed)
Summary rand convenience translation
Quarter               Quarter
ended                ended
Dec 2011           Dec 2010
Key figures: (ZAR million)
Sales
12,825
13,011
Operating profit
866
841
Special items – (gains) losses
(1)
(57)
111
Operating profit excluding special items
(1)
809
952
EBITDA excluding special items
(1)
1,570
1,709
Basic earnings per share (SA cents)
73
49
Net debt
(1)
17,587
16,097
Key ratios: (%)
Operating profit to sales
6.8
6.5
Operating profit excluding special items to sales
6.3
7.3
Operating profit excluding special items to capital employed (ROCE)
(1)
11.0
13.1
EBITDA excluding special items to sales
12.2
13.1
Return on average equity (ROE)
12.0
7.7
Net debt to total capitalisation
(1)
58.9
54.7
(1) Refer to page 16, Supplemental information for the definition of the term.
The above financial results have been translated into Rands from US Dollars as follows:
– assets and liabilities at rates of exchange ruling at period end; and
– income, expenditure and cash flow items at average exchange rates.
Reconciliation of net debt to interest-bearing borrowings
Dec 2011          Sept 2011
US$ million        US$ million
Interest-bearing borrowings
2,576
2,739
Non-current interest-bearing borrowings
2,245
2,289
Current interest-bearing borrowings
326
449
Bank overdraft
5
1
Cash and cash equivalents
(401)
(639)
Net debt
2,175
2,100
Exchange rates
Dec              Sept              Jun                Mar             Dec
2011             2011            2011             2011
2010
Exchange rates:
Period end rate: US$1 = ZAR
8.0862
8.0963         6.7300         6.6978
6.6190
Average rate for the Quarter: US$1 = ZAR
8.0915
7.1501         6.7890         6.9963
6.9464
Average rate for the YTD: US$1 = ZAR
8.0915
6.9578         6.8941         6.9476
6.9464
Period end rate: €1 = US$
1.2948
1.3386         1.4525         1.4231
1.3380
Average rate for the Quarter: €1 = US$
1.3482
1.4126         1.4398         1.3702
1.3516
Average rate for the YTD: €1 = US$
1.3482
1.3947         1.3890         1.3645
1.3516

* Historic share prices revised to reflect rights offer.
Sappi ordinary shares* (JSE: SAP)
US Dollar share price conversion*
ZAR
0
20
40
60
80
100
120
140
31
Mar
08
31
Dec
07
30
Jun
08
30
Sep
08
31
Dec
08
30
Jun
09
31
Mar
09
31
Mar
10
30
Sep
09
31
Dec
09
30
Jun
10
31
Dec
10
30
Sep
10
31
Mar
11
30
Jun
11
30
Sep
11
14
Jan
12
0
5
10
15
20
31
Mar
08
31
Dec
07
30
Jun
08
30
Sep
08
31
Dec
08
30
Jun
09
31
Mar
09
31
Mar
10
30
Sep
09
31
Dec
09
30
Jun
10
31
Dec
10
30
Sep
10
31
Mar
11
30
Jun
11
30
Sep
11
14
Jan
12
USD

sappi 1st quarter results
Sappi has a primary listing on the JSE Limited and a secondary listing on the New York Stock Exchange
© Sappi Corporate Communications 2012

www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 08, 2012
SAPPI LIMITED,
Name: M. R. Thompson
Title:   Chief Financial Officer
M. R. Thompson
By:      /s/